Exhibit A

Mr. Locke also directly owns employee stock options to purchase shares of Class A Common Stock as follows:

Option to purchase 140 shares with (i) exercise price of $23.00 per share,
(ii) vesting of 16 shares on 12/31/2004, 15 shares on 03/31/2005, 16 shares on 06/30/2005, 15 shares on 09/30/2005, 16 shares on 12/31/2005, 16 shares on
03/31/2006, 15 shares on 06/30/2006, 15 shares on 09/30/2006, and 16 shares on 12/31/2006 and (iii) expiration on 04/25/2012

Option to purchase 3,500 shares with (i) exercise price of $101.25 per share,
(ii) vesting in five equal annual installments beginning on 03/31/2002 and
(iii) expiration on 02/21/2011.